Exhibit 99.1

Brenmiller Reports First Half 2025 Financial Results, Operational Updates, and Upcoming Catalysts

Projected revenues of $1.7 million for 2026 based on bGen ZERO execution milestones for Tempo project

Systems Purchase Agreement signed with Baran Energy for Tempo and Wolfson projects; Brenmiller to receive milestone-based payments, profits sharing, and service revenues

Brenmiller has 103 MWh in cumulative projects deployed, with numerous projects in development and a robust $500 million global pipeline of commercial opportunities

Signed private placement agreement for up to $25 million in equity financing to fund growth

ROSH HAAYIN, Israel – September 30, 2025 – Brenmiller Energy Ltd. (Nasdaq: BNRG), (the “Company”, “Brenmiller” or “Brenmiller Energy”) a leading global provider of Thermal Energy Storage (“TES”) solutions for industrial and utility customers, today reported financial results as of and for the six months ended June 30, 2025, in addition to operational and recent business development updates.

“We believe Brenmiller Energy has achieved more commercial and developmental milestones in 2025 to date than at any other time in our Company’s history,” stated Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “Now, with our collaboration with Baran Energy in Israel, an agreement for up to $25 million in funding from one of our largest institutional shareholders, and continued momentum in Europe supported by non-dilutive project funding from the European Union, we believe Brenmiller is well funded for commercial ramp up.”

Significant Milestones Achieved, Supporting Upcoming Catalysts

●	Signed a System Purchase Agreement with Baran: Brenmiller and Baran Energy, a subsidiary of the Baran Group Ltd. (“Baran”) (TASE: BRAN), an international engineering company that provides management, design and financing solutions for large-scale infrastructure projects, signed a System Purchase Agreement for the completion and operational launch of two bGen ZERO systems currently in development in Brenmiller’s portfolio, Tempo Beverages Ltd. (“Tempo”) and Wolfson Medical Center (“Wolfson”). Baran will assume ownership of the Tempo and Wolfson projects and will make milestone-based payments to Brenmiller during construction and commissioning. Brenmiller will receive profit sharing on the projects based on revenues from end customers. Brenmiller retains all intellectual property and will continue to provide, and be paid for, operations and maintenance on the bGen ZERO systems at Tempo and Wolfson.

●	Brenmiller expects $1.7 million in revenues from the Tempo project during 2026: In accordance with its project financing agreement with Baran and its execution timelines, Brenmiller expects Tempo will enter commercial operation and revenue generation in 2026, with Wolfson ramping up for revenues by the end of 2026 or early 2027. The installation of bGen at both locations is expected to create substantial reductions in carbon emissions and costs, with Tempo estimated to save $7.5 million over 15 years and Wolfson to save up to $1.3 million annually.

●	Signed securities purchase agreement in July 2025 for up to $25 million with a long-term institutional shareholder: As part of this agreement, Brenmiller closed on two funding rounds, totaling $5.2 million from the purchase of preferred shares, pre-funded warrants and ordinary warrants. Brenmiller may raise up to an additional $20 million with this investor in subsequent financing. If all warrants are exercised, the overall financing may reach $50 million.

●	Two projects in Europe are estimated to receive €11 million for bGen: The European Hydrogen Bank granted SolWinHy Cádiz S.L. (the “SolWinHy Project”) in Spain, €25 million in funding. From the total project CAPEX, the Company estimated that its supply of the bGen TES system for the project be approximately €7 million. The project is slated to commence in 2026 when Brenmiller expects to receive a purchase order for the bGen and associated services. In a separate project, the European Union’s Innovation Fund is providing estimated €4 million for Brenmiller Europe S.L. (“Brenmiller Europe”), the Company’s Spain-based joint venture, to supply bGen for a sustainable heat project led by a top European utility company. For this project, the 5 MWe bGen is expected to contribute to the avoidance of 1.45 M tons of CO2 equivalent over 10 years and a 104% increase in energy efficiency. Additionally, Brenmiller anticipates further momentum in Europe. The Company believes its projects in Europe, including JV projects in development and in its pipeline, may qualify to apply for funding through the European Union Innovation Fund, as part of a €1 billion auction, expected to open in December 2025.

●	Signed MoU with ENASCO to pioneer nuclear SMR-integrated TES solutions: Brenmiller signed a non-binding Memorandum of Understanding (“MOU”) with ENASCO Ltd. (“ENASCO”), a specialist in nuclear Small Modular Reactor (“SMR”) development. Together, the companies are developing a hybrid SMR + bGen platform designed for AI data centers, hydrogen production, and high-resilience baseload power.

●	Signed MoU to expand bGen opportunities in Japan: Brenmiller signed a non-Binding MoU with a prominent Japan-based engineering and project development company to collaborate on the deployment of sustainable heating solutions in Japan. As part of the collaboration, the Japanese corporation will leverage its expertise in project development, energy transition, and infrastructure solutions to identify and develop opportunities for bGen implementations across Japan.

●	Joint case study published with SUNY demonstrates framework for wider adoption of bGen in the U.S.: The New York Power Authority detailed the deployment and performance of Brenmiller’s bGen at Purchase College, State University of New York (“SUNY”). The project and its key findings were presented in May 2025 and hosted by the Renewable Thermal Collaborative. The $2.5 million project is intended to reduce 550 metric tons of CO2 emissions annually. The case study highlighted the role of TES in decarbonizing public institutions and serves as a framework for how pilot installations can be replicable on a larger scale.

●	bGen ZERO won Gold Award at 2025 Edison Awards: bGen received the Gold Award in the Energy Storage and Management category at The Edison Awards, among the most prestigious accolades honoring excellence in new product and service development, marketing, design and innovation.

Summary of Financial Results

Income Statement:

Revenues were $387,000 for the six months ended June 30, 2025, compared to $0 in the same period of 2024. The revenues were generated from Brenmiller’s bGen installation with Enel, Italy’s largest utility. Operating loss was $6.57 million for the six months ended June 30, 2025, compared to $5.38 million in the same period of 2024. The increase was primarily due to the increased cost of revenues related to the finalization of the Enel project, a write-down of work-in-progress inventory to net realizable value, and higher operating costs not attributed to projects. These factors were partially offset by lower general and administrative expenses. Net loss was $7.45 million, compared to $1.58 million in the same period in 2024.

Balance Sheet:

As of June 30, 2025, Brenmiller had cash, cash equivalents, and restricted deposits totaling $2.16 million, compared to $4.13 million as of December 31, 2024. Subsequent to June 30, 2025, the Company has raised $5.2 million through equity offerings to one of its largest institutional shareholders.

Cash Flow Statement:

Net cash used in operating activities for the six months ended June 30, 2025 was $5.27 million, which was driven primarily by a net loss of $7.45 million and net cash provided by financing activities of $3.35 million.

About bGen™

bGen™ ZERO is Brenmiller’s TES system, which converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ ZERO charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water, or hot air on demand according to customer requirements. The bGen™ ZERO also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ ZERO was named among TIME’s Best Inventions of 2023 in the Green Energy category and won Gold in the Energy Storage and Management category at the 2025 Edison Awards.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ ZERO thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the company on X and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: the Company’s expectations for $1.7 million in revenues from the Tempo project during 2026; the Company’s 103 MWh in cumulative projects deployed, with numerous projects in development and a $500 million global pipeline of commercial opportunities; the Company’s expectation that Tempo will enter commercial operation and revenue generation in 2026 and Wolfson to ramp up for revenues by the end of 2026 or early 2027; that the installation of bGen at Tempo is estimated to save $7.5 million over 15 years and that the installation of bGen at Wolfson is estimated to save up to $1.3 million annually; that the Company may raise up to an additional $20 million in subsequent financing and that if all warrants are exercised, the overall financing may reach $50 million; that the SolWinHy Project in Spain is slated to commence in 2026 and that the Company expects to receive a purchase order for the bGen and associated services; that 5 MWe bGen is expected to contribute to the avoidance of 1.45 million tons of CO2 equivalent over 10 years and 5 MWe bGen is expected to achieve a 104% increase in energy efficiency; the Company’s anticipates further momentum in Europe; and that the Company believes its projects in Europe, including JV projects in development and in its pipeline, may qualify to apply for funding through the European Union Innovation Fund, as part of a €1 billion auction expected to open in December 2025. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 4, 2025, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact: investors@bren-energy.com

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